Exhibit 99.01

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Zamba Corporation desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with the reform act. This Quarterly Report on Form 10-Q and any other written or oral statements made by or on our behalf may include forward-looking statements that reflect our current views with respect to future events and future financial performance. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “could,” “may,” and the negatives of such words, and other similar expressions identify forward-looking statements.

We wish to caution you that any forward-looking statements made by us or on our behalf are subject to uncertainties and other factors that could cause such statements to be wrong. Some of these uncertainties and other factors are listed under the caption “Risk Factors” below (many of which we have discussed in prior SEC filings).  Although we have attempted to list comprehensively these important factors, we also wish to caution investors that other factors may prove to be important in the future in affecting our operating results.  New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

If we do not grow our revenues enough to remain profitable, we will have to obtain other financing to continue operations.

Although we significantly reduced our cost structure during 2002 and recorded net income of $2,840,000 for the six months ended June 30, 2003, this amount included a gain on sale of investment of $2,603,000 and an extraordinary gain from debt extinguishment of $198,000.  If we had not realized these gains, our net income would have been $39,000 for the six months ended June 30, 2003.  Our revenues have increased only slightly over the last five quarters, from $2.5 million in the second quarter of 2002 to $2.9 million in the second quarter of 2003.  To fund our operations during this period, we have received approximately $9.4 million from private sales of our common stock and shares of Series A Preferred Stock in NextNet Wireless, Inc.   We have also supported our operations by borrowing funds under our banking relationship with Silicon Valley Bank, which, since July 29, 2002, has been in the form of an Accounts Receivable Purchase Agreement.

We did not sell any of our common stock or NextNet Series A Preferred Stock in the second quarter, but if we are unable to maintain profitability, we may have to sell additional shares of our common stock or NextNet Series A Preferred Stock, borrow additional amounts from Silicon Valley Bank under our Accounts Receivable Purchase Agreement, or find an alternative means of financing our operations.  There is no assurance that we will be able to obtain any financing or that, if we are successful in finding financing, it will be on favorable terms.  The number of potential purchasers of our NextNet holdings is quite limited, for many reasons, including the fact that investors have not been generally interested in telecommunications products companies over the past few years.

Under our Accounts Receivable Purchase Agreement with Silicon Valley Bank, which expires July 29, 2004, we can receive advances from Silicon Valley Bank of up to 80% of our eligible accounts receivable, to a maximum accounts receivable balance of $2.5 million.  Silicon Valley Bank can reject any or all of our requests for advances, which could cause us to be dependent upon the timeliness of our collections from our clients.  If we are unable to grow our revenues, manage our growth and projects effectively, or obtain additional financing, we may realize a material adverse effect in the quality of our services and products, our ability to retain key personnel, and our business, financial condition and results of operations.

We could be classified as an inadvertent investment company.

Our holdings of NextNet may constitute investment securities under the Investment Company Act of 1940.  We will suffer adverse consequences if we are deemed to be an investment company under the Investment Company Act of 1940.  A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions.  We have not held ourselves out as an investment company, but if we were to be deemed an investment company, we would become subject to registration and regulation as an investment company under the Investment Company Act of 1940.  If we failed to register, we would be prohibited from engaging in business or issuing our securities and might be subject to civil and criminal penalties for noncompliance.  In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of our company and liquidate our business.  If we registered as an investment company, we would be subject to restrictions regarding our operations, investments, capital structure, governance and reporting of our results of operations, among other things, and our ability to operate as we have in the past would be adversely affected.

We do not currently believe that we are an investment company, because our Board of Directors has determined in good faith that the value of our NextNet securities do not exceed 40% of our total assets, not including cash.  If either the value of our NextNet securities were to increase or the value of other assets were to decrease such that the value of our NextNet securities were to exceed 40% of our total assets, not including cash, we would have to seek an exclusion or safe harbor from the provisions of the Investment Company Act of 1940.  If an exclusion or safe harbor were not available to us, we would have to attempt to reduce our investment securities as a percentage of our total assets in order to avoid becoming subject to the requirements of the Investment Company Act of 1940.  This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets.  If we were required to sell investment securities, we may sell them sooner than we otherwise would, which may require that those securities be sold at a substantial discount, and we may never realize anticipated benefits from, or may incur losses on, these investments.  Further, if only a portion of the shares of NextNet that we own are sold at a discount, the value of the remaining shares may be adversely affected.  Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer.  Moreover, we may incur tax liabilities when we sell assets.

Because the value of our NextNet securities is less than 40% of our total assets, not including cash, we have withdrawn the application we filed on April 14, 2003 with the Securities and Exchange Commission (“SEC”) to seek an order declaring Zamba to be engaged in a business other than that of owning or holding securities based on our historical development, the activities of our officers, directors and employees, how we represent Zamba’s business, the nature of our assets and sources of our income.

The market for our stock is subject to rules and risks relating to low-priced stock.

Our common stock is currently listed for trading on the NASD Over-The-Counter Bulletin Board and is subject to the “penny stock rules” adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934, as amended.  In general, the penny stock rules apply to non-Nasdaq or non-national stock exchange companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years).  Such rules require, among other things, that brokers who trade “penny stock” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document, quote information, broker’s commission information and rights and remedies available to investors in penny stocks.  Many brokers have decided not to trade “penny stock” because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.  The “penny stock rules,” therefore, may have an adverse impact on the market for our common stock and may affect our ability to attract competitive funding.  Further, because our stock is currently listed on the Over-The-Counter Bulletin Board, this means that, among other things, our stock is less liquid as compared to when it was listed on the Nasdaq stock market.  As a result, investors in our common stock will be less able to sell stock holdings or receive accurate stock price quotations.

The loss of a significant client could impact our operations.

We derive a substantial part of our revenues from a small number of clients. During the second quarter of 2003, 99% of our revenues came from our top ten customers and 68% came from our top five customers.  During the second quarter of 2003, three clients — MBNA (24%), Union Bank of California (14%), and Direct Energy (12%) — each comprised more than 10% of our revenues.  The loss of one or more of these clients could materially adversely affect our business, financial condition and results of operations.

There may be a conflict of interest among Zamba’s directors with regard to our holdings in NextNet Wireless, Inc.

Two of our directors, Joe Costello and Dixon Doll, are also shareholders and directors of NextNet.   Mr. Costello is Chairman of both companies.  We have sold approximately $7.7 million of NextNet Series A Preferred Stock during 2002 and the first quarter of 2003 to fund operations, including sales of approximately $2.0 million to Mr. Costello and $150,000 to investment entities managed by Dr. Doll.  Additionally, another director of Zamba, Sven Wehrwein, has been a consultant for NextNet.  In their roles as directors of Zamba and directors or consultants for NextNet, these directors may be faced with situations that require them to recuse themselves from voting on matters affecting our company.

We face additional risks that are incidental to our business.

•                  We are experiencing continued pressure on pricing and margins in the sale of our services, which may impair our ability to sustain profitability or positive cash flow.

•                  The markets we face are highly competitive and we may not be able to compete effectively, especially against competitors with greater resources or market identification.

•                  Our business may suffer unless global economic conditions improve.

•                  The price of our common stock could fluctuate significantly, which may result in losses for investors.

•                  Anti-takeover effects of Delaware law, our Stockholder Rights Plan, and our change in control severance arrangements could prevent a change in control of our company.

•                  Our success depends on our retention of certain key personnel, our ability to hire additional key personnel and the maintenance of good relations with our employees.